Schedule I

DLS CAPITAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2016

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$1,002,656
Deduction and/or charges:		
Property and equipment, net	$ 47,249	
Other assets	786	
Receivable – related party	50,382	(98,417)
Net capital before haircuts on securities positions		904,239
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Debt securities	$ 873	
Other securities	10,321	(11,194)
Net capital		$ 893,045

AGGREGATE INDEBTEDNESS

Accounts payable	$ 0
Total aggregate indebtedness	$ 0

Schedule I (continued)

DLS CAPITAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 0
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 793,045
Excess net capital at 1000%	$ 893,045
Ratio: Aggregate indebtedness to net capital	.00 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.